KeyStar Corp.

9620 Las Vegas Blvd. S STE E4-98

Las Vegas, NV 89123

___________________________________________________________________________________________

March 26, 2021

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention:  Taylor Beech

Re:	KeyStar Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 15, 2021
File No. 333-252983

Dear Taylor Beech:

I write on behalf of KeyStar Corp., (the “Company”) in response to Staff’s letter of March 23, 2021, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-1, filed March 15, 2021 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED MARCH 15, 2021

RISK FACTORS

BECAUSE OUR EXECUTIVE OFFICERS OWN A MAJORITY OF OUR OUTSTANDING STOCK…PAGE 9

1.WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR PRIOR COMMENT 1 AND REISSUE OUR COMMENT IN PART. YOU DISCLOSE IN THIS RISK FACTOR THAT YOUR INSIDERS OWN “A MAJORITY” OF YOUR OUTSTANDING COMMON STOCK AND SERIES A PREFERRED STOCK AND THAT THEY ARE ABLE TO “SUBSTANTIALLY INFLUENCE” ALL MATTERS REQUIRING STOCKHOLDER APPROVAL. PLEASE REVISE THIS DISCLOSURE TO STATE MS. CHEN’S PRECISE VOTING POWER AND THE DISPARATE VOTING RIGHTS OF YOUR SERIES A PREFERRED STOCK.

In response to this comment, the Company revised this risk factor to state Ms. Chen’s precise voting power and the disparate voting rights of the Series A Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 28

2.WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR PRIOR COMMENT 4 THAT DURING THE SIX MONTHS ENDED DECEMBER 31, 2020, MS. CHEN PAID $1,387 OF EXPENSES ON BEHALF OF THE COMPANY AND DEMANDED REPAYMENT OF $9,764. PLEASE CLARIFY WHY MS. CHEN HAS DEMANDED REPAYMENT OF APPROXIMATELY NINE TIMES THE AMOUNT THE AMOUNT SHE ADVANCED THE COMPANY AND WHETHER THE COMPANY INTENDS TO REPAY MS. CHEN.

In response to this comment, the Company revised its disclosures to clarify what amounts were advanced, what amounts were repaid and what remains owing to Ms. Chen. The Company does intend to repay Ms. Chen the amounts owed.

Sincerely,

/s/ Steven Lane

Steven Lane